Exhibit 99.1

Theratechnologies Reports on its Annual Meeting of Shareholders

MONTREAL, May 9, 2024 (GLOBE NEWSWIRE) -- Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, reported the voting results from its annual meeting of shareholders held today in a virtual-only setting.

Shareholders proceeded to elect the below candidates to the Company’s Board of Directors for a one-year term and appointed KPMG LLP as the Company’s auditors for the current fiscal year. All candidates proposed for the position of director were elected in the following proportion:

	FOR	% FOR	ABSTENTION	% ABSTENTION
Joseph Arena	22,405,047	93.09%	1,663,754	6.91%
Frank Holler	21,008,601	87.29%	3,060,200	12.71%
Paul Lévesque	20,966,427	87.11%	3,102,374	12.89%
Andrew Molson	21,067,050	87.53%	3,001,751	12.47%
Dawn Svoronos	20,964,213	87.10%	3,104,588	2.90%
Elina Tea	21,734,254	90.30%	2,334,547	9.70%
Dale Weil	21,009,681	87.29%	3,059,120	12.71%
Jordan Zwick	23,107,383	96.01%	961,418	3.99%

Frank Holler will now act as Chair of the Board of Directors of the Company.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X (formerly Twitter).

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800